Exhibit 99.7

按期申报协议

Timely Reporting Agreement

本按期申报协议(下称“本协议”)由下列各方于2019年10月2日在中华人民共和国（下称“中国”）长沙签订：

This Timely Reporting Agreement (this “Agreement”) has been executed by and among the following parties on October 2, 2019 in Changsha, the People’s Republic of China (“China” or the “PRC”)

甲方：茗韵堂（上海）茶业有限公司，一家依照中国法律设立和存在的外商独资公司，地址为：上海市浦东新区川沙路1098号8幢;

Party A:	Shanghai Ming Yun Tang Tea Limited., an enterprise, organized and existing under the laws of the United States of America, with its registered address at [No.1098, building 8, Chuansha Road, Pudong New District, Shanghai, China];

乙方：湖南三十九铺茶业有限公司，一家依照中国法律设立和存在的有限责任公司，地址为长沙市雨花区环保产业园环保路188号长沙国际企业中心1栋502、503房 ..

Party B:	Hunan 39 PU Tea Co., Ltd., a limited liability company organized and existing under the laws of the PRC, with its address at Room 502、503, Building 1, Changsha International Enterprise Center , No.188 Huanbao Road , Environmental Protection Industrial Park ,Yuhua District, Changsha City.

鉴于：

Whereas:

乙方知晓甲方股票登记在美国证券交易所（“SEC”），其必须向SEC申报各种综合其运营的报告。乙方了解如果甲方未能按期申报报告将对甲方导致重大的损害。

Party B is aware that Party A’s securities are registered with the US Securities Exchange Commission (“SEC”) and that it must file various reports with the SEC that consolidate Party A with its own operations. Party B acknowledges that Party A’s failure to file timely reports may result in material damages for Party A.

双方特此商定按照以下条款签订本协议。

The Parties hereby have mutually agreed to execute this Agreement upon the following terms.

乙方同意其有义务使甲方接触到其高管及董事人员，并且及时提供甲方需要的全部信息使得甲方可以按要求向SEC申报所有必要的和规定的报告。

Party B agrees that it is obligated to make its officers and directors available to Party A and promptly provide all information required by Party A so that Party A can file all necessary SEC and other regulatory reports as required.

有鉴于此，各方已使得经其授权的代表于文首所述日期签署了本协议并即生效，以昭信守。

IN WITNESS WHEREOF, the Parties have caused their authorized representatives to execute this Agreement as of the date first above written.

甲方： 茗韵堂（上海）茶业有限公司

Party A: Shanghai Ming Yun Tang Tea Limited.

签字：Signature (Seal): /s/ Jun Jiang

日期： Date: October 2, 2019

乙方： 湖南三十九铺茶业有限公司

Party B: Hunan 39 PU Tea Co., Ltd.

签字：Signature (Seal): /s/ Dean Hu

日期： Date: October 2, 2019